Exhibit (a)(5)(K)

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

JACK PHILLIPPS, Individually and on Behalf of All Others Similarly Situated,
Civil Action No.
Plaintiff,
CLASS ACTION COMPLAINT FOR
v.	VIOLATIONS OF THE FEDERAL
SECURITIES LAWS
MAXWELL TECHNOLOGIES, INC., STEVE
BILODEAU, RICHARD BERGMAN, JORG
BUCHHEIM, FRANZ J. FINK, BURKHARD	JURY TRIAL DEMANDED
GOESCHEL, ILYA GOLUBOVICH, and JOHN
MUTCH,
Defendants.

Plaintiff Jack Phillipps (“Plaintiff”) by and through his undersigned attorneys, brings this class action on behalf of himself and all others similarly situated, and alleges the following based upon personal knowledge as to those allegations concerning Plaintiff and, as to all other matters, upon the investigation of counsel, which includes, without limitation: (a) review and analysis of public filings made by Maxwell Technologies, Inc., (“Maxwell” or the “Company”) and other related parties and non-parties with the United States Securities and Exchange Commission (“SEC”); (b) review and analysis of press releases and other publications disseminated by certain of the Defendants (defined below) and other related non-parties; (c) review of news articles, shareholder communications, and postings on Maxwell’s website concerning the Company’s public statements; and (d) review of other publicly available information concerning Maxwell and the Defendants.

NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of the public shareholders of Maxwell against the Company and members of the Company’s Board of Directors (the “Board” or the “Individual Defendants”) for violations of Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(d)(4), 78n(e), 78t(a), and SEC Rule 14d-9, 17 C.F.R. §240.14d-9(d) (“Rule 14d-9”), in connection with the proposed acquisition of the Company by Tesla, Inc. (“Tesla”) (the “Proposed Transaction”).

2. On February 4, 2019, Maxwell announced that the Company had entered into a definitive agreement and plan of merger with Tesla (the “Merger Agreement”), pursuant to which Tesla will commence an all stock exchange offer for all of the issued and outstanding shares of Maxwell (the “Offer”). Participants will receive shares of Tesla Common Stock, $0.001 par value per share (“Tesla Common Stock”), equal to the quotient obtained by dividing $4.75 by the volume weighted average of the daily volume weighted average of the trading price of one (1) share of Tesla common stock as reported on the Nasdaq Global Select Market for the five (5) consecutive trading days ending on and including the second trading day immediately preceding the expiration of the Offer (the “Tesla Trading Price”), subject to the minimum, together with cash in lieu of any fractional shares of Tesla Common Stock (the “Offer Consideration”), without interest and less any applicable withholding taxes. In the event that the Tesla Trading Price is equal to or less than $245.90, the minimum will apply and each share of Maxwell Common Stock validly tendered and not validly withdrawn will be exchanged for 0.0193 of a share of Tesla Common Stock.

3. On February 20, 2019, the Company filed an incomplete and materially misleading Solicitation Statement with the SEC (the “Solicitation Statement”) on Form 14D9 in connection with the Proposed Transaction.

4. Also on February 20, 2019, the Company authorized the filing of a Registration Statement on Form S-4 (the “Registration Statement,” and together with the Solicitation Statement the “Tender Materials”) with the SEC in support of the Proposed Transaction. The Tender Materials omit material information regarding the Proposed Transaction.

5. Accordingly, the failure to adequately disclose such material information constitutes a violation of Sections 14(d), 14(e) and 20(a) of the Exchange Act as Maxwell stockholders need such information in order to make a fully informed decision whether to tender their shares in support of the Proposed Transaction or seek appraisal.

6. As set forth more fully herein, Plaintiff seeks to enjoin Defendants from proceeding with the Proposed Transaction.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 as Plaintiff alleges violations of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act

8. This Court has personal jurisdiction over all of the Defendants because each is either a corporation that conducts business in, solicits shareholders in, and/or maintains operations within, this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

9. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District. In addition, the Company’s common stock trades on the NASDAQ, which is headquartered in this District.

THE PARTIES

10. Plaintiff has been the owner of the common stock of Maxwell since prior to the transaction herein complained of and continuously to date.

11. Defendant Maxwell is a Delaware corporation with its principal executive offices located at 3888 Calle Fortunada, San Diego, California 92123. The Company’s stock trades on the NASDAQ under the ticker “MXWL.”

12. Defendant Steve Bilodeau (“Bilodeau”) is and has been the Chairman of the Board and a director of the Company at all times during the relevant time period.

13. Defendant Richard Bergman (“Bergman”) is and has been a director of the Company at all times during the relevant time period.

14. Defendant Jorg Buchheim (“Buchheim”) is and has been a director of the Company at all times during the relevant time period.

15. Defendant Franz J. Fink (“Fink”) is and has been a director of the Company at all times during the relevant time period.

16. Defendant Burkhard Goeschel (“Goeschel”) is and has been a director of the Company at all times during the relevant time period.

17. Defendant Ilya Golubovich (“Golubovich”) is and has been a director of the Company at all times during the relevant time period.

18. Defendant John Mutch (“Mutch”) is and has been a director of the Company at all times during the relevant time period.

19. Defendants Bilodeau, Bergman, Buchheim, Fink, Goeschel, Golubovich, and Mutch are collectively referred to herein as the “Individual Defendants.”

20. Defendant Maxwell, along with the Individual Defendants, are collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public stockholders of Maxwell (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

22. This action is properly maintainable as a class action because.

a. The Class is so numerous that joinder of all members is impracticable. As of February 11, 2019, there were over 46 million shares of Maxwell common stock outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public stockholders of Maxwell will be ascertained through discovery;

b. There are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including, among others: Questions of law and fact are common to the Class, including, among others: (i) whether Defendants have violated Sections 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder in connection with the Proposed Transaction; (ii) whether Defendants have violated Section 14(e) and 20(a) of the Exchange Act; and (iii) whether Plaintiff and the Class would be irreparably harmed if the Proposed Transaction is consummated as currently contemplated and pursuant to the Tender Materials as currently composed.

c. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

d. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

f. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole; and

g. A class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

SUBSTANTIVE ALLEGATIONS

Background of the Company

23. Maxwell is a leader in developing, manufacturing and marketing energy storage and power delivery solutions for automotive, heavy transportation, renewable energy, backup power, wireless communications and industrial and consumer electronics applications.

The Company Announces the Proposed Transaction

24. On February 4, 2019, Maxwell issued a press release announcing that the Company had entered an agreement in connection with the Proposed Transaction. The Company received financial opinions from Barclays Capital Inc (“Barclays”) in connection with the Proposed Transaction.

25. The February 4, 2019 press release stated, in pertinent part:

SAN DIEGO, Feb. 4, 2019 /PRNewswire/ — Maxwell Technologies, Inc. (Nasdaq: MXWL or the “Company” or “Maxwell”), a leading developer and manufacturer of energy solutions, today announced it has entered into a definitive agreement (the “Merger Agreement”) to be acquired by Tesla, Inc. (Nasdaq: TSLA or “Tesla”). Tesla will commence an all stock exchange offer for all the issued and outstanding shares of the Company (the “Offer”), after which the Company will be merged with a Tesla subsidiary and become a wholly owned subsidiary of Tesla.

The Offer will value each share of Maxwell common stock at $4.75 per share. Pursuant to the Offer, each share of Maxwell common stock will be exchanged for a fraction of a share of Tesla’s common stock, equal to the quotient obtained by dividing $4.75 by a volume weighted average price of one share of Tesla’s common stock as reported on the NASDAQ Global Select Market for the five consecutive trading days preceding the expiration of the Offer, and which is subject to a floor that has been set at 80% of a volume weighted average price of Tesla common stock calculated prior to signing.

The closing of the transaction is subject to the successful tender and exchange of shares, certain regulatory approvals and customary closing conditions. These terms, along with additional terms and conditions of the transaction, can be found in the Company’s Form 8-K filed on February 4, 2019 with the Securities and Exchange Commission and in the Merger Agreement, which is filed as an exhibit to the Company’s Form 8-K.

While there can be no assurances on the closing date, the Company anticipates that the merger will be consummated in the second quarter of 2019, or shortly thereafter, should all conditions be met and subject to the timing of the aforementioned approvals.

The Merger Agreement and the consummation of the Offer, merger and other transactions contemplated in the Merger Agreement have been unanimously approved by Maxwell’s board of directors, all of whom recommend to the Company’s stockholders that they accept the Offer and tender their Maxwell shares pursuant to the Offer. The directors and certain officers of Maxwell and I2BF Energy Limited have agreed to tender all of their Maxwell shares in the Offer, which in the aggregate represent approximately 7.56% of the outstanding shares of Maxwell common stock.

“We are very excited with today’s announcement that Tesla has agreed to acquire Maxwell. Tesla is a well-respected and world-class innovator that shares a common goal of building a more sustainable future,” said Dr. Franz Fink, President and Chief Executive Officer of Maxwell. “We believe this transaction is in the best interests of Maxwell stockholders and offers investors the opportunity to participate in Tesla’s mission of accelerating the advent of sustainable transport and energy.”

DLA Piper, LLP (US) represented Maxwell as outside legal counsel, and Barclays Capital Inc. served as independent advisor to Maxwell in connection with the transaction. Wilson Sonsini Goodrich & Rosati represented Tesla as outside legal counsel.

The Proposed Transaction is Unfair to Shareholders

26. The Proposed Transaction, as currently contemplated, is unfair to the Company’s shareholders.

27. For instance, in connection with the Proposed Transaction, the Company agreed to preclusive deal protection devices that ensure that no competing offer for the Company would be forthcoming.

28. Specifically, pursuant to the agreement between the companies, Defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers; (ii) an information rights provision that requires the Company to keep Tesla informed of the status and material terms of any proposals or offers received concerning a bona fide acquisition proposal, giving Tesla the ability to top any superior offer for the Company; and (iii) a provision that requires the Company to pay Tesla a termination fee of $8,295,000 if the Company terminates the Proposed Transaction under specified circumstances.

29. These deal protection provisions, particularly when considered collectively, substantially and improperly limited the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives. Given that the preclusive deal protection provisions in the agreement between the companies impede a superior suitor from emerging, it is imperative that the Company’s shareholders receive all material information necessary for them to make an informed decision as to whether to tender their shares in favor of the Proposed Transaction.

Compensation to Certain of the Company’s

Insiders Resulting From the Proposed Transaction

30. Certain of the officers and/or directors of the Company have significant financial interests in completing the Proposed Transaction.

31. The following charts, taken from the Tender Materials, shows the payouts to the Company’s officers and directors as a result of the Proposed Transaction:

71. Name	Vested Maxwell Options (#)(1)	Value of Vested Maxwell Options ($)(2)	Accelerated Unvested Maxwell Options Upon a Qualifying Termination (#)(3)	Value of Accelerated Unvested Maxwell Options Upon a Qualifying Termination ($)(4)	Accelerated Maxwell RSU Awards Upon a Qualifying Termination (#)(5)	Value of Accelerated Maxwell RSU Awards Upon a Qualifying Termination ($)(6)	Total ($)(7)
Dr. Franz J. Fink	73,626	—	24,541	—	551,189	2,618,148	2,618,148
David Lyle	25,160	—	8,386	—	243,328	1,155,808	1,155,808
Everett Wiggins	10,602	—	3,534	—	113,003	536,764	536,764
Emily Lough	4,750	—	—	—	83,449	396,383	396,383

Name	Vested Maxwell Options (#)(1)	Invested Maxwell Options (#)(2)	Value of Maxwell Options ($)(3)	Maxwell Unvested RSU Awards (#)(4)	Value of Unvested Maxwell RSU Awards ($((5)	Maxwell Vested and Deferred RSU Awards (#)	Value of Maxwell Vested and Deferred RSU Awards ($)(7)	Total ($)
Richard Bergman	5,000	5,000	—	19,785	93,979	44,923	213,384	307,363
Steve Bilodeau	5,000	5,000	—	19,785	93,979	30,421	144,500	238,479
Jörg Buchheim	5,000	5,000	—	19,785	93,979	—	—	93,979
Burkhard Goeschel	5,000	5,000	—	19,785	93,979	—	—	93,979
Ilya Golubovich	5,000	5,000	—	19,785	93,979	40,187	190,888	284,867
John Mutch	5,000	5,000	—	19,785	93,979	—	—	93,979

32. In addition, certain employment agreements with certain Maxwell executives, entitle such executives to severance packages should their employment be terminated under certain circumstances. These golden parachute agreements will pay out to Company insiders as follows:

Name	Cash ($)(1)	Equity ($((2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Franz Fink, Ph.D.	$2,123,288	$1,779,289	$33,898	—	$3,936,475
David Lyle	$955,479	$703,633	$18,506	—	$1,677,618
Everett Wiggins	$413,938	$382,091	$22,847	$30,000	$818,876

FALSE AND MISLEADING STATEMENTS

AND/OR MATERIAL OMISSIONS IN THE TENDER MATERIALS

33. On February 20, 2018, the Company authorized the filing of the Tender Materials with the SEC. The Tender Materials recommend that the Company’s stockholders tender their shares in favor of the Proposed Transaction.

34. Defendants were obligated to carefully review the Tender Materials prior to its filing with the SEC and dissemination to the Company’s unitholders to ensure that it did not contain any material misrepresentations or omissions. However, the Tender Materials misrepresent and/or omit material information that is necessary for the Company’s shareholders to make informed decisions concerning whether to tender their shares in favor of the Proposed Transaction.

Material False and Misleading Statements or Material

Misrepresentations or Omissions Regarding Managements Projections

35. The Solicitation Statement contains financial projections prepared by senior members of Maxwell’s management in connection with the Proposed Transaction, but fails to provide material information concerning such.

36. The SEC has repeatedly emphasized that disclosure of non-GAAP projections can be inherently misleading, and has therefore heightened its scrutiny of the use of such projections.1 Indeed, on May 17, 2016, the SEC’s Division of Corporation Finance released new and updated Compliance and Disclosure Interpretations (“C&DIs”) on the use of non-GAAP financial measures that demonstrate the SEC’s tightening policy.2 One of the new C&DIs regarding forward-looking information, such as financial projections, explicitly requires companies to provide any reconciling metrics that are available without unreasonable efforts.

37. In order to make management’s financial projections included in the Solicitation Statement materially complete and not misleading, Defendants must provide a reconciliation table of the non-GAAP measures to the most comparable GAAP measures.

[1]

See, e.g., Nicolas Grabar and Sandra Flow, Non-GAAP Financial Measures: The SEC’s Evolving Views, Harvard Law School Forum on Corporate Governance and Financial Regulation (June 24, 2016), available at https://corpgov.law.harvard.edu/2016/06/24/non-gaap-financial-measuresthesecs evolving-views/; Gretchen Morgenson, Fantasy Math Is Helping Companies Spin Losses Into Profits, N.Y. Times, Apr. 22, 2016, available at http://www.nytimes.com/2016/04/24/business/fantasy-mathis-helping-companies-spin-ossesinto- profits.html?_r=0.

[2]

Non-GAAP Financial Measures, Compliance & Disclosure Interpretations, U.S. SECURITIES AND EXCHANGE COMMISSION (May 17, 2017), available at https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

38. With respect to Maxwell’s Financial Projections, at the very least, the Company must disclose the line item projections for the financial metrics that were used to calculate the non-GAAP measures on page 32 of the Solicitation Statement, including, but not limited to: (i) EBIT; (ii) Adjusted EBITDA; and (iii) Unlevered Free Cash Flows.

39. Disclosure of the above line item projections is vital to provide investors with the complete mix of information necessary to make an informed decision when voting on the Proposed Transaction.

Material False and Misleading Statements or Material

Misrepresentations or Omissions Regarding Barclays’ Opinion Statement

40. The Solicitation Statement contains the financial analyses and opinion of Barclays concerning the Proposed Transaction but fails to provide material information concerning information relied on by Barclays in rendering its opinion.

41. With respect to Barclays’ Selected Comparable Company Analysis, the Solicitation Statement fails to disclose: (i) EV / Revenue for each of the companies selected; and (ii) the basis for selecting 0.25x to 1.75x to 2018 estimated EV / Revenue, 1.00x to 1.50x to 2019 estimated EV / Revenue, 1.00x to 1.50x to 2020 estimated EV / Revenue.

42. With respect to Barclays’ Selected Precedent Transaction Analysis, the Solicitation Statement fails to disclose: (i) EV / LTM for each of the selected transactions; and (ii) the value of each selected transaction; and (iii) the date on which each transaction closed.

43. With respect to Barclays’ Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) the basis for selecting a range of perpetuity growth rates of 3% to 5%; and (ii) the basis for selecting a range of discount rates from 14.0% to 18.0%.

44. With respect to Barclays’ Transaction Premium Analysis, the Solicitation Statement fails to disclose: (i) the criteria used in selecting the 280 companies reviewed by Barclays; and (ii) which companies were in fact selected for Barclays’ analysis.

45. When a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Moreover, the disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion.

46. Without the above described information, the Company’s shareholders are not fully informed with respect to the Proposed Transaction. Accordingly, in order to provide shareholders with a complete mix of information, the omitted information described above should be disclosed.

Material False and Misleading Statements or Material

Misrepresentations or Omissions Regarding the Background of the Proposed Transaction

47. Finally, the Solicitation Statement fails to disclose material information concerning the process leading up to the Proposed Transaction. An accurate and complete description of the process the Board used in entering into the Proposed Transaction is indeed material to the Company’s shareholders, as it is vital information to determine whether or not to tender shares in favor of the Proposed Transaction.

48. First, the Solicitation Statement notes that “Dr. Franz Fink, the President and Chief Executive Officer, and other representatives of Maxwell, on the one hand, and representatives of Tesla, on the other hand, have had discussions from time to time to better understand each other’s respective businesses, platforms and products, and to explore various ways in which they could collaborate in order to advance their shared business objectives.” However, the Solicitation Statement does not disclose whether these discussions concerned a potential transaction between the companies, such as a buyout or merger.

49. Next, the Solicitation Statement notes that in October 2018, the Company “received a non-binding confirmatory offer from Renaissance Management SA (“Renaissance”) to purchase 100% of the shares of Maxwell SA and its high voltage product line,” but fails to disclose further details such as the potential value of the transaction.

50. The Solicitation Statement notes that throughout negotiations concerning the Proposed Transaction, the Board examined the return on investment for certain of Maxwell’s “larger institutional investors.” However, the Solicitation Statement fails to disclose whether the same consideration was given to the Company’s smaller shareholders. Moreover, the Solicitation Statement fails to disclose which “larger institutional investors” were considered, their returns on investment based upon the various transaction price scenarios, nor those investors’ percentage of holdings in the Company’s stock.

51. The Solicitation Statement notes that the Company authorized Barclays to contact twelve (12) potential parties that may be interested in a potential acquisition of the Company. However, the Solicitation Statement fails to disclose whether any of those potential parties ultimately entered into any mutual non-disclosure agreements with the Company that may contain “don’t ask, don’t waive” (“DADW”) provisions that would prevent the potential suitor from making a topping bid for the Company. This information is material to shareholders in deciding whether to tender their shares in favor of the Proposed Transaction, as it would show whether or not a superior offer for the Company was available.

COUNT I

(Against All Defendants for Violations of Section 14(d)

of the Exchange Act and Rule 14d-9 Promulgated Thereunder)

52. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

53. Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder makes it a requirement to make full and complete disclosure in connection with tender offers.

54. As discussed herein, the Tender Materials, while soliciting shareholder support for the Proposed Transaction, misrepresent and/or omit material facts concerning the Proposed Transaction.

55. Defendants prepared, reviewed, filed and disseminated the false and misleading Tender Materials to Maxwell shareholders. In doing so, Defendants knew or recklessly disregarded that the Tender Materials failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

56. The omissions and incomplete and misleading statements in the Tender Materials are material in that a reasonable shareholder would consider them important in deciding whether to tender their shares in favor of the Proposed Transaction. In addition, a reasonable investor would view such information as altering the “total mix” of information made available to shareholders.

57. By virtue of their positions within the Company and/or roles in the process and in the preparation of the Tender Materials, Defendants were undoubtedly aware of this information and had previously reviewed it, including participating in the Proposed Transaction negotiation and sales process and reviewing Maxwell’s financial advisor’s complete financial analyses purportedly summarized in the Tender Materials.

58. The Individual Defendants undoubtedly reviewed and relied upon the omitted information identified above in connection with their decision to approve and recommend the Proposed Transaction.

59. Maxwell is deemed negligent as a result of the Individual Defendants’ negligence in preparing and reviewing the Tender Materials.

60. Defendants knew that Plaintiff and the other members of the Class would rely upon the Tender Materials in determining whether to tender their shares in favor of the Proposed Transaction.

61. As a direct and proximate result of Defendants’ unlawful course of conduct in violation of Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated thereunder, absent injunctive relief from the Court, Plaintiff and the other members of the Class will suffer irreparable injury by being denied the opportunity to make an informed decision as to whether to tender their shares in favor of the Proposed Transaction.

62. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Against All Defendants for Violation

Of Section 14(e) of the Exchange Act)

63. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

64. Defendants violated Section 14(e) of the Exchange Act by issuing the Tender Materials in which they made false statements of material fact or failed to state all material facts that would be necessary to make the statements made, in light of the circumstances, not misleading, or engaged in deceptive or manipulative acts or practices, in connection with the Proposed Transaction.

65. Defendants knew that Plaintiff and the Company’s shareholders would rely upon their statements made in the Tender Materials in determining whether to tender shares in favor of the Proposed Transaction.

66. As a direct and proximate result of Defendants’ unlawful course of conduct in violation of Section 14(e) of the Exchange Act, absent injunctive relief from the Court, Plaintiff and the other members of the Class will suffer irreparable injury by being denied the opportunity to make an informed decision as to whether to tender their shares in favor of the Proposed Transaction.

COUNT III

(Against the Individual Defendants for

Violations of Section 20(a) of the Exchange Act)

67. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

68. The Individual Defendants acted as controlling persons of Maxwell within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Maxwell, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Tender Materials filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

69. Each of the Individual Defendants were provided with or had unlimited access to copies of the Tender Materials and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

70. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations alleged herein, and exercised the same. The Tender Materials contain the unanimous recommendation of each of the Individual Defendants to approve the Proposed Transaction. They were thus directly connected with and involved in the making of the Tender Materials.

71. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(e) of the Exchange Act, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons and the acts described herein, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act.

72. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff will be irreparably harmed.

73. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class Representative and Plaintiff’s counsel as Class Counsel;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. Directing the Individual Defendants to disseminate an Amendment to the Tender Materials that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR TRIAL BY JURY

Plaintiff hereby demands a trial by jury.

Dated: February 28, 2019	Respectfully submitted,

	By:	/s/ Joshua M. Lifshitz
Joshua M. Lifshitz
Email: jml@jlclasslaw.com
LIFSHITZ & MILLER LLP
821 Franklin Avenue, Suite 209
Garden City, New York 11530
Telephone: (516) 493-9780
Facsimile: (516) 280-7376

Attorneys for Plaintiff

CERTIFICATION PURSUANT TO FEDERAL SECURITIES LAWS

I, Jack L. Phillipps (“Plaintiff’), hereby certify that:

1.	Plaintiff has reviewed the complaint and authorized the commencement of a lead plaintiff motion and/or filing of a complaint on plaintiff’s behalf.

2.	I did not purchase the security that is the subject of this action at the direction of Plaintiff’s Counsel, or in order to participate in any private action arising under this title.

3.	I am willing to serve as a representative party on behalf of a class and will testify at deposition and trial, if necessary.

4.	My tansactions in MXWL securities that are the subject of this litigation during the Class Period are attached hereto as Exhibit A.

5.	I have not served as or sought to serve as a representative party on behalf of a Class under this title during the last three years.

6.

I will not accept any payment for serving as a representative party, except to receive my pro rata share of any recovery or as ordered or approved by the Court, including the award to a representative of reasonable costs and expenses (including lost wages) directly relating to the representation of the class.

I declare under penalty of perjury that the foregoing are true and correct statements.

Executed on Feb 28, 2019

/s/ Jack L. Phillipps

Signature

Exhibit A

My transactions in Maxwell Technologies, Inc. (MXWL) securities that are the subject of this litigation during the class period set forth in the complaint are as follows (“P” indicates a purchase, “S” indicates a sale):

Security	Date	Sale	Purchase	Number of Shares	Price per Share
MXWL	3/27/2002		P	50	$9.285
MXWL	4/30/2002		P	100	$9.450
MXWL	8/20/2003		P	500	$7.830
MXWL	12/18/2003		P	100	$7.380
MXWL	12/22/2003		P	100	$7.020
MXWL	2/6/2004		P	300	$9.360
MXWL	1/19/2005		P	400	$9.339
MXWL	10/18/2006		P	500	$5.080
MXWL	10/18/2006		P	500	$5.080
MXWL	11/7/2006		P	500	$4.600
MXWL	11/27/2007		P	605	$8.120
MXWL	5/1/2012		P	545	$9.670
MXWL	11/30/2015		P	200	$7.070
MXWL	12/30/2015		P	100	$7.394
MXWL	8/7/2018		P	1500	$3.660
MXWL	12/20/2018		P	1500	$1.920